

05039636

SECURIT___ __ _____ _____SSION

WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 7 2005

SEC FILE NUMBER
8-49950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   February 1, 2004   AND ENDING   January 31, 2005

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Wagner E Associates Inc

NAME OF BROKER-DEALER: E. Wagner & Associates, Inc.

OFFICIAL USE
ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5990 Stoneridge Drive, #108

(No. and Street)

Pleasanton	CA	94588
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily E. Wagner   925-416-1200

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causey Demgen & Moore Inc.

                          (Name – *if individual, state last, first, middle name*)

1801 California Street	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Emily E. Wagner</u> _____, swear (or affirm)
that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining
to the firm of <u>E. Wagner & Associates, Inc.</u> _____, as
of <u>January 31</u> _____,20<u>05</u>, are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any
account classified solely as that of a customer, except as follows:

_____

_____

_____

Emily E. Wagner
_____
Signature

President
_____
Title

Notary Public signature
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA
COUNTY OF ALAMEDA
SS.
Subscribed and sworn to before me
by _<u>Emily E. Wagner</u>_
this_<u>16th</u> day of <u>March</u> ___,20 <u>05</u>.

Notary's Signature
_____
Notary's Signature

MARCELL L. SAMUELS
COMM. #1495997
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires July 21, 2008

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Directors
  E. Wagner & Associates, Inc.

We have audited the accompanying statement of financial condition of E. Wagner & Associates, Inc. as of January 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Wagner & Associates, Inc. as of January 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 23, 2005

CAUSEY DEMGEN & MOORE INC.

CDM

E.WAGNER & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2005

ASSETS

Cash and cash equivalents	$	162,016
Certificates of deposit		295,000
Deposit with clearing organization		30,028
Income taxes receivable (Note 4)		40,554
Property and equipment:		
Office furniture and equipment		45,244
Vehicle		60,027
		105,271
Less accumulated depreciation and amortization		(66,120)
Net property and equipment		39,151
Deferred tax asset (Note 4)		13,500
Other assets		3,300
	$	583,549

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	18,703
Accrued pension liability (Note 5)		140,087
Total liabilities		158,790
Commitments (Note 3)		
Stockholder's equity (Note 2):		
Common stock, no par value; 150,000 shares authorized,		
66,000 shares issued and outstanding		65,100
Retained earnings		359,659
Total stockholder's equity		424,759
	$	583,549

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the year ended January 31, 2005

Revenues:		
Commissions	$	6,950
Financial advisory fees		307,150
Interest and other		6,039
		320,139
Expenses:		
Salaries and payroll taxes		189,013
General and administration		116,393
Pension contribution and expense (Note 5)		140,087
Registration and regulatory fees		933
Depreciation and amortization		16,699
		463,125
Income before provision for income taxes		(142,986)
Income tax benefit (Note 4)		49,321
Net loss	$	(93,665)

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended January 31, 2005

| | Common stock | | Retained | |
	Shares	Amount	earnings	Total
Balance, January 31, 2004	66,000	$ 65,100	$ 453,324	$ 518,424
Net loss for the year ended January 31, 2005	-	-	(93,665)	(93,665)
Balance, January 31, 2005	66,000	$ 65,100	$ 359,659	$ 424,759

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the year ended January 31, 2005

Cash flows from operating activities:		
Net loss	$	(93,665)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		16,699
Deferred income taxes		(15,300)
Changes in assets and liabilities:		
Deposit with clearing organization		(18)
Income taxes		(13,656)
Accounts payable and accrued expenses		4,573
Total adjustments		(7,702)
Net cash used in operating activities		(101,367)
Cash flows from investing activities:		
Purchase of property and equipment		(1,984)
Net cash used in investing activities		(1,984)
Net decrease in cash and cash equivalents		(103,351)
Cash and cash equivalents at the beginning of the year		265,367
Cash and cash equivalents at end of year	$	162,016

Supplemental disclosure of cash flow information:

During the year ended January 31, 2005, the Company paid cash for income taxes in the amount of $7,290.

See accompanying notes.

1.   Organization and summary of significant accounting policies

Organization:

E. Wagner & Associates, Inc. (the "Company") located in Pleasanton, California, was incorporated in the State of California on February 6, 1997, for the purpose of conducting business as a registered broker dealer in securities. The Company is a full service investment banking firm specializing in the underwriting of municipal securities and providing financial advisory services to cities, counties, school districts and special districts in California.

The Company does not hold cash or securities for the account of customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company must clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all customer accounts and maintains all related books and records which are customarily kept by a clearing broker-dealer for accounts carried on a fully disclosed basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Underwriting revenues are recorded by the Company as of the closing date of the transactions.

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $100,000 per institution by the Federal Deposit Insurance Corporation (FDIC). The Company, by policy, limits the amount of credit exposure to any one financial institution. At various times throughout the year, the Company's cash demand deposits exceeded the FDIC's insurance limit of $100,000.

Depreciation and amortization:

Depreciation of office furniture and equipment is provided on the straight-line method over estimated useful lives of three to seven years. Depreciation of vehicle is provided on a straight-line basis over five years.

1. Organization and summary of significant accounting policies (continued)

   Income taxes:

   The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect.

   Cash equivalents:

   For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2005, the Company had net capital of $323,767, which was $223,767 in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $158,790; therefore, its net capital ratio was 0.49 to 1 at January 31, 2005.

3. Commitments

   Operating lease obligations:

   The Company leases office facilities under a non-cancelable operating lease. Rent expense under the operating lease amounted to $22,437 for the year ended January 31, 2005.

   Future minimum rentals due under the non-cancelable operating lease are as follows:

Year ending January 31,		
2006	$	16,720
2007		16,200
2008		1,350
Total future minimum lease payments	$	34,270

4. Income taxes

Income tax benefit consists of the following for the year ended January 31, 2005:

Current tax benefit	$	34,021
Deferred tax benefit		15,300
	$	49,321

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax asset relate primarily to differences in property and equipment and a net operating loss carryforward for state tax purposes.

5. Pension plan

In January 1998, the Company established a target benefit pension plan (the "Old Plan") for the purpose of providing retirement benefits to eligible employees. The Old Plan was amended and restated February 1, 2003 as a defined benefit pension plan (the "Plan"). Employees who are at least twenty-one years of age, employed on the Plan anniversary date, working at least 1,000 hours annually and with at least twelve months of service are eligible to participate. The Plan provides pay-related benefits based on compensation and years of service. The Plan sponsor's funding policy is to fund the Plan annually in an amount which satisfies the minimum funding requirements of the Internal Revenue Code (IRC) Section 412, not to exceed the maximum allowed deductible amount as specified by IRC Section 404. The Plan sponsor has engaged the services of an Enrolled Actuary to determine and certify these amounts. During the year ended January 31, 2005, the Company paid $140,000 for the 2004 contribution into the Plan, and accrued an additional $140,087 for the 2005 contribution into the Plan. During the year ended January 31, 2005, there were no benefits paid from the Plan and no benefits are expected to be paid in any of the next five years. Benefits of $2,222,683 are expected to be paid in the years ended December 31, 2011 through 2015.

Assets with a fair value of $191,304, which consists of money market funds and equity securities remain in the Old Plan.

5.   Pension plan (continued)

As of January 31, 2005, the Plan consisted of the following:

Benefit obligation at beginning of year	$	136,859
Service cost		146,745
Interest cost		8,896
Actuarial gain during year		(19,709)
Benefit obligation at end of year	$	272,791
Fair value of plan assets at end of year:	$	140,784
Amounts recognized, accrued , or prepaid:		
Funded status	$	(132,007)
Unrecognized net actuarial gain		(19,777)
Accrued benefit cost	$	(151,784)
Net periodic benefit cost recognized	$	151,091

Weighted average asset allocation:	
Equity securities	0%
Debt securities	0%
Real Estate	0%
Other (interest bearing cash)	100%
Weighted average assumptions:	
Assumed discount rate	6.5%
Expected rate of return on plan assets	6.5%
Rate of compensation increase	3.0%

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

E. WAGNER & ASSOCIATES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of January 31, 2005

NET CAPITAL

Total stockholder's equity	$	424,759
Deduct non-allowable assets:		
Income taxes receivable		(40,554)
Office furniture and equipment, net of depreciation		(39,151)
Deferred tax asset		(13,500)
Other		(3,300)
Securities haircuts		(4,487)
Net Capital	$	323,767

AGGREGATE INDEBTEDNESS

Total liabilities	$	158,790
Total aggregate indebtedness	$	158,790

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	100,000
Excess net capital	$	223,767
Ratio: Aggregate indebtedness to net capital		0.49 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part IIA of Form X-17A-5 as of January 31, 2005)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	323,767
Net audit adjustments		-
Net capital per above	$	323,767

E. WAGNER & ASSOCIATES, INC.
As of January 31, 2005

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through Southwest Securities, Inc., on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3(k)(2)(ii) and Schedules II, III and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Directors
  E. Wagner & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of E. Wagner & Associates, Inc. (the Company), for the year ended January 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

CD M

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.

Denver, Colorado
February 23, 2005

CAUSEY DEMGEN & MOORE INC.